Star Peak Energy Transition Corp.

1603 Orrington Avenue, 13th Floor
Evanston, Illinois 60201
March 24, 2021

VIA EDGAR

Attention:	Ernest Greene

Anne McConnell

Geoff Kruczek

Sherry Haywood

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Re:	Star Peak Energy Transition Corp. Amendment No. 3 to Registration Statement on Form S-4 Filed March 15, 2021 File No. 333-251397

Ladies and Gentlemen:

This letter sets forth the response of Star Peak Energy Transition Corp. (the “Company” or “STPK”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated March 23, 2021, with respect to the above referenced Amendment No. 3 to Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing a revised Registration Statement on Form S-4 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 3 to Registration Statement on Form S-4

Unaudited Historical Comparative and Pro Forma Combined Per Share Information of STPK and Stem, page 18

1.                  Staff’s comment:

We note your response to prior comment 2; however, we also note you now indicate in footnote (2) on page 19 that Stem equivalent pro forma combined amounts are calculated by dividing the pro forma combined data by the exchange ratio of approximately 0.216. Please note that equivalent pro forma per share amounts should be calculated by multiplying the pro forma loss per share and pro forma book value per share by the exchange ratio. Please revise the equivalent pro forma per share disclosures accordingly. Refer to the Instruction to paragraph (e) and (f) of Part I.A, Item 3(f) of Form S-4.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 18 and 19 of the Revised Registration Statement.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Matthew R. Pacey, P.C. of Kirkland & Ellis LLP at (713) 836-3786 or Bryan D. Flannery of Kirkland & Ellis LLP at (713) 836-3573 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

STAR PEAK ENERGY TRANSITION CORP.

By:	/s/ Eric Scheyer
Name:	Eric Scheyer
Title:	Chief Executive Officer

cc:	John Carrington, Stem, Inc.

John T. Gaffney, Gibson, Dunn & Crutcher LLP

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